Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Income before income taxes	$1,005	$470	$2,645	$1,483
Add: Total fixed charges (per below)	329	318	970	995
Less: Interest capitalized	12	14	40	37

Total earnings before income taxes	1,322	774	3,575	2,441

Fixed charges:
Interest (1)	145	150	436	480
Portion of rental expense representative of the interest factor	184	168	534	515

Total fixed charges	$329	$318	$970	$995

Ratio of earnings to fixed charges	4.0	2.4	3.7	2.5

(1)	The nine month period ended September 30, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.